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Exhibit 4.6

                              CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this Agreement") is made as of the 30th day of April, 2003 by and between Bevsystems International, Inc., ("the Company"), a Florida corporation and Peter Nasca, an individual ("the Consultant").

WHEREAS, the Company is a publicly traded company whose shares are quoted on the OTC Bulletin Board;

WHEREAS, the Consultant has provided investor relation services ("Consulting Services"); and

WHEREAS, the Company wishes to compensate Consultant for services already rendered on the following terms and conditions;

NOW, THEREFORE, the Company and the Consultant agree as follows:

1. In exchange for providing the Consulting Services to Company and as payment for services already provided, for which the Company currently owes Consultant the amount of $27,000.00 (the "Balance"), the Consultant shall receive five hundred thousand (500,000) S-8 shares of Company's common stock, par value $.0001 (the "Shares"). Two hundred thousand (200,000) shares shall be issued directly to Consultant. An additional three hundred thousand (300,000) shares shall be issued in a separate certificate and held by the Company until Consultant complies with Paragraph 2 herein and it is determined that the Balance is deficient. If the Balance is not deficient, Company shall return the 300,000 shares to its treasury. Consultant shall not directly or indirectly promote or maintain a market for the Shares. Moreover, Consultant agrees that the Shares are not and will not be provided in connection with a capital raising transaction for the Company, and that Consultant will provide no services relating to any capital raising or the promotion or maintenance of a market for the shares of the Company.

2. Following issuance of the Shares, the Consultant shall sell the shares on the open market, and shall provide the Company with copies of brokerage statements reflecting the sale of the Shares. The net sale proceeds after brokerage commissions shall be applied as a credit against the Balance. In the event that the Balance has not been paid in full from the net sale proceeds of the Shares, then the Company undertakes to issue additional shares of its common stock, and to register such shares pursuant to an S-8 registration, if necessary, so that additional installments of shares can be issued to the Consultant to satisfy the remaining Balance, on the same terms and conditions set forth above. In the event the Balance is exceeded, the Consultant shall credit the Company for future Consulting Services.

3. The Consultant has used, and shall use, the Consultant's best efforts to assist the Company by providing the Consulting Services.


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4. Consultant understands and agrees that Consultant is not an employee of the
Company or any parent, subsidiary or affiliates of the Company and Consultant covenants and agrees that Consultant will make no claim, contention or argument that Consultant is or ever was an employee of the Company or any of its parent, subsidiaries or affiliates.

5. The Consultant shall not be liable for any mistakes of fact, errors of judgment, for losses sustained by the Company or any subsidiary or for any acts or omissions of any kind, unless caused by the negligence or intentional misconduct of the Consultant or any person or entity acting for or on behalf of the Consultant.

6. The Company and its present and future subsidiaries jointly and severally agree to indemnify and hold harmless the Consultant against any loss, claim, damage or liability whatsoever, (including reasonable attorneys' fees and expenses), to which Consultant and the Principals each may become subject as a result of performing any act (or omitting to perform any act) contemplated to be performed by the Consultant pursuant to this Agreement unless such loss, claim, damage or liability arose out of Consultant's negligence, or intentional misconduct. The Company and its subsidiaries agree to reimburse Consultant for the reasonable costs of defense of any action or investigation (including reasonable attorney's fees and expenses); provided, however, that Consultant agrees to repay the Company or its subsidiaries if it is ultimately determined that Consultant is not entitled to such indemnity. In case any action, suit or proceeding shall be brought or threatened, in writing, against Consultant, it shall notify the Company within three (3) days after the Consultant receives notice of such action, suit or threat. The Company shall have the right to appoint the Company's counsel to defend such action, suit or proceeding, provided that Consultant consents to such representation by such counsel, which consent shall not be unreasonably withheld. In the event any counsel appointed by the Company shall not be acceptable to Consultant, then the Company shall have the right to appoint alternative counsel for Consultant reasonably acceptable to Consultant, until such time as acceptable counsel can be appointed. In any event, the Company shall, at its sole cost and expense, be entitled to appoint counsel to appear and participate as co-counsel in the defense thereof. Consultant shall promptly supply the Company's counsel with copies of all documents, pleadings and notices which are filed, served or submitted in any of the aforementioned. Consultant shall not enter into any settlement without the prior written consent of the Company, which consent shall not be unreasonably withheld.

7. This Agreement shall be binding upon the Company and the Consultant and their successors and assigns.

8. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever, (i) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of

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any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held, invalid illegal or unenforceable.

9. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties hereto. No waiver of any other provisions hereof (whether or not similar) shall be binding unless executed in writing by both parties hereto nor shall such waiver constitute a continuing waiver.

10. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which shall constitute one and the same Agreement.

11. The Parties agree that should any dispute arise in the administration of this Agreement, that this Agreement shall be governed and construed by the laws of the State of Florida, without regard to conflicts of laws of any other jurisdiction. The Parties further agree that any action arising out of this agreement shall be brought exclusively in an appropriate court of Florida having jurisdiction.

12. This Agreement contains the entire agreement between the parties with respect to the consulting services to be provided to the Company by the Consultant and supersedes any and all prior understandings, agreements or correspondence between the parties.

IN WITNESS WHEREOF, the Company and the Consultant have caused this Agreement to be signed by duly authorized representatives as of the day and year first above written.

BEVSYSTEMS INTERNATIONAL, INC.            CONSULTANT:




BY:/s/ Robert Tatum                   BY:/s/ Peter Nasca
   ------------------------------       ----------------------------------
       Robert Tatum, President               Peter Nasca, Individually
       and CEO




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